Via Facsimile and U.S. Mail
Mail Stop 6010

September 21, 2007

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: **Allianz SE**
        Form 20-F for the Fiscal Year Ended December 31, 2005
        Filed April 6, 2006
        File Number: 001-15154

Dear Dr. Perlet:

We have reviewed your August 10, 2007 letter responding to our April 26, 2007 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comments three and four. In your redacted response, please expand the discussion of your business contacts with Iran and Syria, and your qualitative analysis, to include the information that you provided us in sections AZ-11, AZ-22, and AZ-28 of the unredacted response.

2. We note your response to comment three in our letter dated April 26, 2006. Please advise us whether your bank relationships in the Subject Countries include correspondent banking or other relationships with banks identified or designated as banks of concern by the U.S. Department of the Treasury, including Bank Saderat, which has been identified by the U.S. Department of the Treasury as facilitating Iran's transfer of funds to terrorist organization; Bank Sepah, which

has been designated by the U.S. Department of the Treasury for providing support and services to designated Iranian proliferation firms; and the Commercial Bank of Syria, which has been designated by the U.S. Department of the Treasury as a bank of primary money laundering concern. If your bank relationships include relationships with such banks, identify the banks and describe the relationships. We may have further comment.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant